State of Delaware
Secretary of State
Division of Corporations
Delivered 04:39 PM 06/03/2019
FILED 04:39 PM 06/03/2019
SR 20195201296 - File Number 2888556

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Cemtrex Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Cemtrex Inc.

2. That a Certificate of Amendment was filed by the Secretary of State of Delaware on 05/28/2019 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is: (must be specific)

   The stock split ratio was listed incorrectly.

4. Article 4 of the Certificate is corrected to read as follows:

   ARTICLE 4. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Forty Million (40,000,000) shares, consisting of (i) Twenty Million (20,000,000) shares of Common Stock, par value $0.001 per share, and (ii) Twenty Million (20,000,000) shares of Preferred Stock, par value of $0.001 per share. Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

   Effective at 12:01 a.m. on June 13, 2019 (the "Effective Time"), every eight (8) shares of common stock issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of common stock ("New Common Stock"), subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of common stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock. No certificates representing fractional shares of New Common Stock will be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of New Common Stock to round up to the next whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock ("Old Certificates"), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 3rd day of June, A.D. 2019.

By: [signature]
Name: Saagar Govil
Title: CEO